EXHIBIT 99.1
December 13, 2011

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2011.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets	As at October 31,
(expressed in U.S. dollars)	2011	2010
Net assets:
Gold bullion, at market	$2,918,177,581	2,025,827,619
Silver bullion, at market	2,635,250,890	1,802,010,110
Cash and short-term deposits	72,623,606	82,910,625
Interest receivable and other	71,131	62,216
Prepaid bullion insurance	62,500	62,500
	5,626,185,708	3,910,873,070
Dividends payable	(2,544,327)	(2,382,827)
Accrued liabilities	(2,765,500)	(1,724,552)

Net assets representing shareholders’ equity	$5,620,875,881	3,906,765,691

Represented by:

Capital stock	$2,419,602,608	2,074,345,988
Retained earnings inclusive of unrealized appreciation of holdings	3,201,273,273	1,832,419,703

	$5,620,875,881	3,906,765,691

Net asset value per share:
Class A shares	$22.09	16.39
Common shares	$19.09	13.39

Exchange rate at year end: U.S. $1.00 = Cdn.	$0.9935	1.0188

Net asset value per share expressed in Canadian dollars
Class A shares	$21.95	16.70
Common shares	$18.96	13.65

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2011 and 2010 Annual Reports and accompanying MD&A’s.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In fiscal 2011, net assets as reported in U.S. dollars increased by $1,714.1 million or 43.9%.  The Company completed a public Class A share offering on April 6, 2011.  Treasury shares were issued in this offering at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issue were approximately $345.1 million, of which $272.3 million was used to purchase 190,410 fine ounces of gold bullion, and $66.2 million was used to purchase 1,755,000 ounces of silver bullion, all in physical bar form.  The balance of the proceeds, $6.6 million, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $1,369.0 million was primarily attributable to the unrealized appreciation of holdings during the year resulting from increases in the prices of gold (27.9%) and silver (42.9%) and, to a much lesser extent, by a $117,420 reduction recorded in the current year of estimated share issue costs relating to the May 18, 2010 public Class A share offering.

During fiscal 2011, the net asset value per Class A share, as reported in U.S. dollars, increased by 34.8% from $16.39 to $22.09.  Gold prices increased by 27.9% and silver prices increased by 42.9% during the fiscal year.  The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, increased by a lesser rate, 31.4%, from $16.70 to $21.95 primarily due to a 2.5% decrease in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statements of Income	Years ended October 31,
(expressed in U.S. dollars)	2011	2010	2009

Income:
Interest	$198,290	99,786	353,104
Change in unrealized appreciation of holdings	1,387,096,842	955,161,389	734,541,009
Total income	1,387,295,132	955,261,175	734,894,113

Expenses:
Administration fees	9,217,784	5,845,297	3,893,726
Safekeeping, insurance and bank charges	5,815,673	2,833,462	1,710,872
Shareholder information	216,766	196,621	170,248
Directors’ fees and expenses	167,106	157,557	134,361
Stock exchange fees	152,369	142,004	128,330
Auditors’ fees	129,486	105,228	76,418
Legal fees	118,428	101,829	64,194
Registrar and transfer agent fees	78,756	78,577	75,145
Miscellaneous	249	74	1,169
Foreign currency exchange loss (gain)	618	(1,029)	1,071
Total expenses	15,897,235	9,459,620	6,255,534
Net income inclusive of the change in unrealized appreciation of holdings	$1,371,397,897	945,801,555	728,638,579

Basic and diluted net income per share:
Class A shares	$5.54	4.20	4.24
Common shares	$5.53	4.19	4.23

Net income (inclusive of the change in unrealized appreciation of holdings) of $1,371.4 million was reported for the 2011 fiscal year compared to $945.8 million for the 2010 fiscal year.  Virtually all of the increase in net income for 2011 was a result of the change in unrealized appreciation of holdings during the year.  Interest income increased compared to the prior year as interest rates on interest-bearing cash deposits were significantly higher.

Expenses increased by 68.1% over the prior year.  Year-end net assets increased from the prior year due to increases in the prices of gold and silver, combined with the proceeds received from the public Class A share offering that was completed during the year. This increase in net assets impacted upon several of the expense categories that are a function of net asset levels.  Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees increased during the year for the same reasons.

As a result of administrative disciplines and increases in net assets, expenses as a percentage of average month-end net assets for the 2011 fiscal year decreased to 0.30% compared to 0.31% in 2010.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At October 31, 2011, the Class A shares of Central Fund were backed 98.8% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878